[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 23, 2008

VIA EDGAR

Securities and Exchange Commission

Attn. H.R. Hallock, Jr., Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: New RMR Asia Pacific Real Estate Fund N-14 Filing

Dear Mr. Hallock:

On behalf of New RMR Asia Pacific Real Estate Fund (the “Registrant”), a newly created closed-end fund, we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, one electronically signed Registration Statement on Form N-14 (the “N-14 Registration Statement”), in connection with the reorganization of each of RMR Asia Pacific Real Estate Fund and RMR Asia Real Estate Fund with the Registrant.

A fee of $39.30 to cover the registration fee under the Securities Act has been transmitted to the designated lockbox of the Commission at Mellon Bank in Pittsburgh, Pennsylvania.

Pursuant to the filing requirements of Section 8(b) of the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, the Registrant is also filing a Registration Statement on Form N-2 (the “N-2 Registration Statement”).  Part A and Part B of the Registrant’s N-2 Registration Statement are identical to Part A and Part B of this N-14 Registration Statement.   The Registrant intends to amend the N-2 Registration Statement contemporaneously with the filing of any pre-effective amendment to this N-14 Registration Statement.

This reorganization transaction is structured in a manner that is substantially similar to that of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund, RMR Preferred Dividend Fund and RMR Dividend Capture Fund with RMR Real Estate Income Fund (File Nos. 811-22234 and 333-153201).

If you have any questions or require any further information with respect to this filing, please call me at (617) 573-4814 or Kenneth E. Burdon at (617) 573-4836.

Very truly yours,

/s/ Thomas A. DeCapo
Thomas A. DeCapo

Enclosure